File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2004

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated April 2nd., 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: April 2nd., 2004

Press Release

Vitro Completes Sale of Interest
in Vitro OCF, S.A. de C.V.

Garza Garcia, Nuevo Leon, Mexico, April 2, 2004.- Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA) announced today that, it has completed the sale of its 60 percent interest in Vitro OCF, S.A. de C.V, the holding Company of Vitro Fibras, for US$71.5 million in cash. Vitro OCF was Vitro’s joint venture with Owens Corning engaged in the manufacture and distribution of fiberglass insulation and composite reinforcement products.

Approximately US$5.4 million of the sales price was placed in escrow to secure certain indemnification obligations related to the sale. Thus, at closing, Vitro received approximately US$66.1 million. Pursuant to the terms of the sale, Vitro repaid Vitro OCF’s debt of approximately US$22.6 million immediately prior to the sale.

After the sale, Owens Corning will become the sole owner of this Mexican operation, which was formed in 1957.

“We are very pleased to complete this important transaction. The sale is consistent with Vitro’s strategy to focus on its core businesses of Flat Glass, Containers and Glassware” said Federico Sada, Vitro’s CEO.

“The transaction meets two important corporate goals. First, it allows us to devote the Company’s resources and energy to maintain and develop our glass-oriented businesses throughout the world. Secondly, it provides us with the capital to strengthen our operations and financial position”, he concluded.

Vitro OCF and its subsidiaries manufacture a wide range of light-density, fiber glass products as well as molded pipe, board and composite reinforcements with operations in Mexico City and three (3) manufacturing facilities located in Mexicali, Monterrey, and San Luis Potosi. In 2003 Vitro OCF had consolidated sales of US$63 million.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers, and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; fiberglass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials, and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in seven countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For more information, please contact:

(Media Monterrey): Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	(Media Mexico D.F.): Eduardo Cruz Vitro, S. A. de C.V. +52 (55) 5089-6904 ecruz@vitro.com	(Financial Community): Beatriz Martinez/Alejandro Doehner Vitro, S. A. de C.V. +52 (81) 8863-1258 bemartinez@vitro.com adoehner@vitro.com	(U.S. Contacts): Alex Fukidis/Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 afudukidis@breakstoneruth.com sborinelli@breakstoneruth.com